SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended June 30, 2002.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                           SEC File Number: 333-49619


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X]   Form 40-F [ ]


        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the
                      period covered by the annual report.

                                 Not applicable


  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                             Yes [ ]        No [X]

                            TEXON INTERNATIONAL plc

                         SIX MONTHS ENDED JUNE 30, 2002


         INDEX
                                                                        PAGE NO.

PART I   FINANCIAL INFORMATION

Item 1   Financial Statements

         Condensed Consolidated Profit and Loss Accounts
         Six months ended June 30, 2002 and 2001                              3

         Condensed Consolidated Balance Sheets
         June 30, 2002 and December 31, 2001                                  4

         Condensed Consolidated Cash Flow Statement
         Six months ended June 30, 2002 and 2001                              5

         Reconciliation of Net Cash Flow to Movement in Debt
         Six months ended June 30, 2002 and 2001                              6

         Reconciliation of Movements in Shareholders' Funds
         Six months ended June 30, 2002 and 2001                              7

         Notes to Condensed Consolidated Financial Statements             8 - 9

Item 2   Operating and Financial Review and Prospects                    10 -14


PART II  OTHER INFORMATION

Item 1   Legal Proceedings                                                   15

Item 2   Changes in Securities and Use of Proceeds                           15

Item 3   Defaults Upon Senior Securities                                     15

Item 4   Submission of Matters to a Vote of Security Holders                 15

Item 5   Other Information                                                   15

Item 6   Exhibits - Reports on Form 8-K                                      15


                            TEXON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling, In Thousands)

                                                                            Unaudited                      Unaudited
                                                                         Six Months ended             Three Months ended
                                                                  June 30, 2002   June 30, 2001  June 30, 2002   June 30, 2001
                                                                  -----------------------------  -----------------------------

Sales turnover                                                       69,006          76,917           36,088         39,668

Cost of sales                                                       (49,777)        (57,519)         (25,812)       (29,565)
                                                                   ---------       ---------        ---------      ---------

Gross profit                                                         19,229          19,398           10,276         10,103

Selling, general and administrative expenses                        (10,956)        (12,049)          (5,825)        (6,086)

Goodwill amortisation                                                  (558)           (610)            (280)          (284)
                                                                   ---------       ---------        ---------      ---------

Profit on ordinary activities before interest                         7,715           6,739            4,171          3,733

Net interest payable                                                 (5,960)         (6,116)          (3,038)        (3,085)
                                                                   ---------       ---------        ---------      ---------

Profit on ordinary activities before taxation                         1,755             623            1,133            648

Taxation on profit on ordinary activities                            (1,146)           (718)            (733)          (313)
                                                                   ---------       ---------        ---------      ---------

Profit/(loss) on ordinary activities after taxation                     609             (95)             400            335

Minority equity interests                                              (173)           (210)            (105)          (144)
                                                                   ---------       ---------        ---------      ---------

Net profit/(loss) for the financial period                              436            (305)             295            191

Finance charges in respect of non equity shares                      (2,378)         (2,228)          (1,189)        (1,114)
                                                                   ---------       ---------        ---------      ---------

Retained (loss) for the financial period for equity
shareholders                                                         (1,942)         (2,533)            (894)          (923)
                                                                   =========       =========        =========      ==========


                             TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEET
                         (POUNDS STERLING, IN THOUSANDS)

                                                                       Unaudited            Audited
                                                                  as at June 30,       December 31,
                                                      Notes                 2002               2001
                                                      -----       --------------       ------------

FIXED ASSETS
Intangible assets                                                         20,523             20,576
Tangible assets                                                           19,754             19,984
Investment                                                                     1                  1
                                                                       ----------         ----------
                                                                          40,278             40,561

CURRENT ASSETS
Stocks                                                  2                 21,715             21,865
Debtors due within one year                                               25,707             23,743
Debtors due after one year                                                   829                877
Cash                                                                         599                995
                                                                       ----------         ----------
                                                                          48,850             47,480
CREDITORS
Amounts falling due within one year                                      (40,470)           (37,244)
                                                                       ----------         ----------

NET CURRENT ASSETS                                                         8,380             10,236
                                                                       ----------         ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                     48,658             50,797

CREDITORS
Amounts falling due after more than one year                            (107,366)          (104,160)
Provisions for liabilities and charges                                    (6,680)            (6,746)
                                                                       ----------         ----------

                                                                         (65,388)           (60,109)
                                                                       ==========         ==========

CAPITAL AND RESERVES
Called up share capital                                                   10,813             10,773
Share premium                                                             49,276             49,276
Profit and loss account                                                 (145,004)          (137,257)
Premium redemption reserve                                                18,108             15,729
                                                                       ----------         ----------
Shareholders' deficit
     Equity interests                                                   (140,466)          (132,759)
     Non-equity interests                                                 73,659             71,280

                                                                         (66,807)           (61,479)

Minority equity interests                                                  1,419              1,370
                                                                       ----------         ----------
                                                                         (65,388)           (60,109)
                                                                       ==========         ==========

                             TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                         (POUNDS STERLING, IN THOUSANDS)


                                                             Unaudited
                                                          Six Months ended
                                                   -----------------------------
                                                   June 30, 2002   June 30, 2001

Cash inflow from operating activities                     8,770          10,001

Returns on investments and servicing of finance          (4,748)         (5,550)

Taxation                                                 (1,061)            416

Net capital expenditure and financial investment         (2,156)           (502)

Acquisitions                                               (660)           (876)
                                                        --------        --------

Cash inflow before financing                                145           3,489

Financing                                                   423          (3,030)
                                                        --------        --------

Increase in cash and overdrafts in the period               568             459
                                                        ========        ========

                             TEXON INTERNATIONAL plc

             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
                         (POUNDS STERLING, IN THOUSANDS)


                                                             Unaudited
                                                          Six Months ended
                                                   -----------------------------
                                                   June 30, 2002   June 30, 2001


Increase in cash and overdrafts in the period               568             459

Cash (outflow)/inflow from debt and lease financing        (423)          3,030
                                                      ----------      ----------

Change in net debt resulting from cash flows                145           3,489

Issue of shares                                              40               -

Non cash movements in debt                                 (528)           (376)

Translation difference                                   (5,641)          3,399
                                                      ----------      ----------

Movement in net debt in the period                       (5,984)          6,512

Net debt at the opening date                           (112,180)       (117,648)
                                                      ----------      ----------

Net debt at the closing date                           (118,164)       (111,136)
                                                      ==========      ==========

                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS
                         (POUNDS STERLING, IN THOUSANDS)


                                                             Unaudited
                                                          Six Months ended
                                                   -----------------------------
                                                   June 30, 2002   June 30, 2001


Retained profit/(loss) for the period                       436            (305)

Finance charges in respect of non equity shares          (2,378)         (2,228)
                                                      ----------      ----------
                                                         (1,942)         (2,533)

Issue of shares                                              40               -

Premium on redemption reserve                             2,378           2,228

Foreign exchange adjustments                             (5,804)          2,740
                                                      ----------      ----------

Net (increase)/decrease to shareholders' deficit         (5,328)          2,435

Opening shareholders' deficit                           (61,479)        (59,224)


Closing shareholders' deficit                           (66,807)        (56,789)
                                                      ==========     ===========

                             TEXON INTERNATIONAL plc

         NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1        BASIS OF PREPARATION

         The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Group") in accordance with UK generally accepted accounting principles ("UK GAAP"). The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Group's annual consolidated financial statements and notes. The operating results for the three-month periods are not necessarily indicative of the results, which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

         Where necessary comparatives are adjusted to ensure consistency with current periods.


2        STOCKS

         Stock is stated at the lower of cost, including factory overheads where applicable, and net realizable value on a first in first out basis. Provision is made for slow-moving and obsolete items. Inventories are summarised as follows:

                                              June 30, 2002   December 31, 2001

         Raw materials                                5,082               5,528
         Work in progress                             2,109               2,259
         Finished goods and goods for resale         14,524              14,078
                                                    -------             -------
                                                     21,715              21,865
                                                    =======             =======


3        CHANGES IN UK ACCOUNTING STANDARDS

         The Accounting Standards Board (ASB) has issued FRS 17, Retirement Benefits, which is mandatory for all accounting periods ending on or after September 22, 2003. FRS 17 replaces SSAP 24 and UITF 6 relating to accounting for pension costs and other post-retirement benefits. The FRS makes significant changes in respect of accounting for defined benefit schemes, leading to increased volatility in the balance sheet as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. While companies with defined benefit schemes will be able to continue applying SSAP 24 for periods ending before June 22, 2003, they will need to make additional disclosure in accordance with FRS 17 for periods ending on or after June 22, 2001. The Group has applied the additional disclosure of FRS 17 from 2001.

                             TEXON INTERNATIONAL plc


3        CHANGES IN UK ACCOUNTING STANDARDS CONTINUED

         The ASB has issued FRS 18, Accounting Policies, which is effective for all accounting periods ending on or after June 22, 2001. FRS 18 replaces SSAP 2. This replacement of SSAP 2 brings the assumptions and the criteria on which entities select accounting policies, into line with the ASB's statement of principles. FRS 18 re-iterates the going concern and accruals bases, however the previous concepts of prudence and consistency have been downplayed. In determining the most
         appropriate   accounting  policy  the  emphasis  is  now  on  the  four
         objectives of relevance, reliability, comparability and understandability. The Group has applied the provisions of FRS 18 in 2002. The implementation of FRS 18 did not have a significant impact on the Group's financial statements.

         The ASB has issued FRS 19, Deferred Tax, which is effective for all accounting periods ending on or after January 23, 2002. Its main objective is for the treatment of deferred tax to come more in line with international practice. Although FRS 19 introduces a form of "full provision" it has not harmonized with IAS 12. The general principle of FRS 19 is that deferred tax should be recognized in full in respect of transactions or events that have taken place by the balance sheet date and which give the entity an obligation to pay more or less tax in the future.

                             TEXON INTERNATIONAL plc


ITEM 2    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Annual Report on Form 20-F filed by the Group with the Securities and Exchange Commission (the "Commission") on May 13, 2002 and in the Group's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Group's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Group's markets.

GENERAL

The Group believes it is the world's largest, in terms of sales, manufacturer and marketer of structural materials that are essential in the manufacture of footwear. The Group operates a global business, which generates sales that are widely diversified by geographic region and product line. The Group's primary products include: (1) materials for insoles, which form the structural foundation of shoes; (2) stiffeners, which support and shape the toe and heel of shoes; (3) other component products used in the manufacture of footwear, such as linings, lasts, tacks, nails, steel shanks, steel toe caps, midsoles and adhesives, and (4) Computer Aided Design ("CAD") solutions for the footwear industry. While the products sold by the Group represent a small percentage of the total cost of materials contained in footwear, they are critical to the performance and manufacture of footwear and are not fashion sensitive. By leveraging its expertise in the manufacture of these structural materials, the Group has developed several related niche industrial products such as carpet gripper pins and cellulose air freshener material. These industrial products are sold to a wide range of industries.

The Group supplies most of the major footwear manufacturers in the world. The Group supplies over 7,500 customers worldwide, servicing global athletic footwear companies such as Nike and Adidas, designers and producers of casual shoes including Timberland and R. Griggs & Co (Dr Martens) and manufacturers of men's and women's formal shoes such as Church's and Bally. The Group has fifteen manufacturing sites strategically located in Europe, the United States, Brazil, China and Australia and sells its products in more than 90 countries through an extensive marketing and distribution network. During the first six months of 2002, sales of insoles, stiffeners, other footwear materials, industrial products and component products accounted for 38%, 29%, 7%, 8%, and 18% of total sales, respectively. During this period, 44% of the Group's sales were made to Europe, 33% to Asia, 15% to the Americas and 8% to the rest of the world.

SEGMENTAL REPORTING

The Group has five reportable segments based on geographic locations: United Kingdom, Europe, America, Australasia and Asia. Where applicable, discussions of sales by region relate to the geographical locations where the relevant products are actually produced. In contrast, discussions of sales by area relate to the geographical locations where the relevant products are actually sold.

                             TEXON INTERNATIONAL plc


COMPARISON OF THE THREE MONTHS ENDED JUNE 30, 2002 TO THE THREE MONTHS ENDED JUNE 30, 2001

Sales Turnover: Sales for the three months ended June 30, 2002 were (pound) 36.1 million, a decrease of (pound) 3.6 million from (pound) 39.7 million in the comparable period of 2001. Management believes that there are three principal reasons for this decrease. First, the European footwear market had a particularly slow quarter compared with last year as a result of de-stocking in the supply chain in this region. Second, the administration of the Cornwell businesses in the UK reduced sales of components. Third, Texon's continued strategy of focusing on higher margin business that has delivered improvements in gross profits.

Sales by production region varied across the Group's regions. In the UK region, sales declined by (pound) 0.9 million to (pound) 8.7 million, principally as a result of the administration of the Cornwell businesses in March 2002, which was offset by the transfer of the Foss production from the Americas region. Sales in the European region, declined by (pound) 0.9 million to (pound) 15.7 million, as a result of the slow quarter in the European footwear markets as some producers de-stocked. In the Americas region, sales declined by (pound) 2.2 million to (pound) 6.7 million, as a result of transferring an element of the Foss production to the UK. Sales in the Australasia region declined by (pound) 0.1 million to (pound) 1.2 million as the relocation of local footwear production to the Pacific region continued. In the Asia region, sales increased by (pound) 0.5 million to (pound) 3.8 million, as a result of increased activity in this region.

Sales by location of customer declined in all areas with the exception of Asia. In Europe, sales declined by 13% to (pound) 15.5 million, reflecting the slow quarter in the European footwear markets as some producers de-stocked, competitive pressures in the Esjot businesses and the administration of the Cornwell businesses in 2002. Sales in the Americas declined by 15% to (pound)
5.7 million, as result of invoicing direct from the UK to a third party industrial customer, which in 2001 was invoiced from the US and also the devaluation of the Brazilian Real in relation to the pound. Sales in Asia where constant at (pound) 11.9 million, however on year-to-date basis sales in this region are 7% higher. Sales in the rest of the world decreased by (pound) 0.2 million to (pound) 3.0 million.

Gross Profit: Gross profit for the three months ended June 30, 2002 increased by (pound) 0.2 million to (pound) 10.3 million compared to (pound) 10.1 million in the comparable period in 2001. When expressed as a percentage of sales, gross profit was 28.5% for the three months ended June 30, 2002, an increase of 3.0% from the comparable period in 2001. This improvement is the result of a more favorable sales mix towards higher margin business, the benefits of transferring and integrating the Foss production in-house in the UK where the Group now obtains a full margin as opposed to a distributor margin, exiting the Cornwell business in the UK and favorable raw material prices.

Gross profit percentage in the UK region increased from 28% to 32%, principally due to elimination of the low margin Cornwell businesses. The European region's gross profit percentage increased to 28% from 26%, with the benefit of lower pulp raw material prices purchases offset by an element of margin erosion in the Esjot businesses due to competitive pressures in the marketplace. The Americas region's gross profit percentage increased from 18% to 27%, again due to the sales mix where in 2001 the Foss business, which earned a distributor margin has been transferred to the UK. In Australasia, the gross profit percentage declined from 14% in 2001 to 13% in 2002 reflecting the impact the relocation of local footwear production to the Pacific region has had on prices and volumes. The Asia region's gross profit margin was constant at 30%.

                             TEXON INTERNATIONAL plc


SELLING, GENERAL AND ADMINISTRATIVE COSTS: Selling, general and administrative costs for the three months ended June 30, 2002 were (pound) 5.8 million compared with (pound) 6.1 million in the comparable period in 2001. These costs have decreased as a result of a continuing cost reduction program being implemented throughout the group.

EARNINGS BEFORE INTEREST AND TAXATION ("EBIT"): EBIT for the three months ended June 30, 2002 was (pound) 4.2 million, (pound) 0.5 million above the comparable period in 2001 due to the improvement in gross profit percentage and a reduction in selling, general and administrative costs.

EARNINGS BEFORE INTEREST DEPRECIATION AND AMORTIZATION ("EBITDA"):    EBITDA for
the three months ended June 30, 2002 was (pound) 5.6 million as compared with (pound) 5.5 million in the comparable period in 2001.

INTEREST EXPENSE: Net interest expense was (pound) 3.0 million for the three months ended June 30, 2002 compared to (pound) 3.1 million for the three month ended June 30, 2001. Included in the interest charge is the amortization of debt insurance costs of (pound) 0.3 million for the three months ended June 30, 2002 as compared with (pound) 0.2 million in the comparable period in 2001.

TAXATION: The tax charge for the three months ended June 30, 2002 is based on the estimated percentage tax rate the Group will incur for the full year.


LIQUIDITY AND CAPITAL RESOURCES

The Group's liquidity needs arise primarily from debt service obligations on the indebtedness incurred in connection with the notes and the revolving credit facility, working capital needs and the funding of capital expenditures. Total liabilities at June 30, 2002 were (pound) 154.5 million, including consolidated indebtedness of (pound) 118.2 million as compared to total assets of (pound)
89.1 million.

The Group's primary sources of liquidity are cash flows from operations and borrowings under the Group's financing agreements, which provides the Group with a (Euro) 37.2 million (pound) 23.2 million 6-year euro term loan and a (Euro)
10.2 million (pound) 6.4 million revolving credit facility, as well as several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand, Brazil and the UK.

The net cash inflow from operating activities for the six months ended June 30, 2002 was (pound) 8.8 million compared to (pound) 10.0 million for the comparable period in 2001. This decrease of (pound) 1.2 million is primarily attributable to the benefit that was achieved in the fist quarter of 2001 from improvements in the management of working capital, which was a one off effect.

Returns on investments and servicing of finance for the six months ended June 30, 2002 were (pound) 4.7 million compared to (pound) 5.6 million for the six months ended June 30, 2001. The key reason for this reduction is due to the refinancing in November 2001, which changed the timing of interest payments during the year.

Taxation payable was (pound) 1.1 million for the six months ended June 30, 2002, compared to a taxation refund of (pound) 0.4 million for the comparable period in 2001.

Net capital expenditures for the six months ended June 30, 2002 were (pound) 2.2 million, as compared to (pound) 0.5 million for the comparable period in 2001.

                             TEXON INTERNATIONAL plc


FINANCIAL INSTRUMENTS AND MARKET RISKS

The Group's operations are conducted by entities in many countries and the primary market risk exposures of the Group are interest rate risk and foreign currency exchange risk. The exposure to market risk for changes in interest rates relates to its debt obligations, upon which interest is paid at both short-term fixed and variable rates, and local bank borrowings, upon which interest is paid at variable rates. The Group does not use any instruments by which to hedge against fluctuations in interest rates, as it is believed that interest rates are low in the currencies in which debt is denominated and that the risk of major fluctuations in such interest rates is low.

The results of the Group's operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of each entity is reported in the relevant local currency and then translated into Sterling at the applicable exchange rate for inclusion in the financial statements of the Group. The fluctuation of Sterling against foreign currencies will therefore have an impact upon the reported profitability of the Group and may also affect the value of the Group's assets and the amount of the Company's shareholders equity.

Regarding currency transaction risk, fluctuations in exchange rates may affect the operating results of the Group because many of each entity's costs are incurred in currencies different from their revenue currencies and there is also a time lag between incurrence of costs and the collection of related revenues. To protect against currency transaction risk the Group engages in hedging its net transaction exposure by the use of foreign exchange forward contracts to cover exposures arising from outstanding sales and purchase invoices. It has not covered outstanding sales or purchase orders unless they are firm commitments. At present hedging covers all traded currencies to which the Group is exposed and in which forward contracts may be undertaken. This includes the Euro and the US, Hong Kong, Australian and New Zealand Dollar. In addition, the Group hedges against certain non-trading exposures by using foreign exchange forward contracts, these exposures being short-term loans between entities and interest payable (within one year) on the senior notes. Short-term loans may fluctuate in value depending upon the daily cash position of the various entities and may be denominated in any of the currencies stated above.


INTERNATIONAL OPERATIONS

The Group conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, France, Germany, Italy, Australia, Brazil and China. The Group's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Group's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Group's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Group's subsidiaries outside the UK are translated at the balance sheet exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

The Group's financial performance in future periods may be impacted as a result of changes in the above factors which are largely beyond the control of the Group.

                             TEXON INTERNATIONAL plc


EXCHANGE RATE INFORMATION

The table below shows the major exchange rates, expressed per pound sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                                 2002 AVERAGE RATE          PERIOD END RATE
                                 -----------------          ---------------

US Dollar                              1.45                       1.52

Euro                                   1.61                       1.55




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


                             TEXON INTERNATIONAL plc


PART II       OTHER INFORMATION

Item 1        Legal Proceedings

              From time to time, the Group is involved in routine litigation incidental to its business. The Group is not a party to any threatened legal proceedings, which the Group believes would have a material adverse effect on the Group's results or operations or financial condition.


              A suit has been filed against one of the Company's subsidiaries in the UK in relation to a guarantee issued in 1987 to Black & Decker, formerly Emhart Corporation, for the non-payment of US post-retirement medical benefits by USM Inc. to its former employees. USM Inc. was a subsidiary of United Shoe Machinery Limited, formerly the Machinery division on United Texon Limited, a subsidiary of the Company, which has sought protection from its creditors under Chapter 11 of the United States Bankruptcy Code. In the event that this litigation is decided against the subsidiary of the Company, that subsidiary may be exposed to a potential liability of approximately US$400,000 per annum for the foreseeable future.


Item 2        Changes in Securities and Use of Proceeds

              None.

Item 3        Defaults Upon Senior Securities

              On August 1, 2002, the Company was due to pay a coupon on its DM 245 million 10% senior notes due 2008. The indenture pursuant to which the senior notes were issued provides the Company with a 30 day grace period on coupon payments before an event of default occurs. This coupon has not been paid to date.

              The Company is in advanced and constructive discussions with its shareholders and with an ad hoc committee of its bondholders (the "Committee") on the terms of a proposed recapitalisation of the Company but has yet to reach any binding agreement with the Committee. The Committee represents more than two-thirds of the Company's DM 245 million 10% senior notes due 2008.

              The Company is the holding company for the Group's operations worldwide. The recapitalisation under discussion would affect holders of the Company's senior notes and the Company's shareholders. The Company believes that trade creditors and other vendors to the Texon Group would be unaffected by the proposed recapitalisation.

Item 4        Submissions of Matters to a Vote of Security Holders

              None.

Item 5        Other Information

              None.

Item 6        Exhibits and Report on Form 8 - K

              None.

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


                             TEXON INTERNATIONAL plc


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                   TEXON INTERNATIONAL PLC
                                                   -----------------------
                                                   (Registrant)





Date:  August 29, 2002                            By:  /S/  J. Neil Fleming
                                                     ---------------------------
                                                     J. Neil Fleming
                                                     Finance Director and
                                                     Chief Accounting Officer


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